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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER
                            ------------------------


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of August 2007


                              AETERNA ZENTARIS INC.
                       ----------------------------------

                       1405, Parc-Technologique Boulevard
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F        Form 40-F   X
                                ------           ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                       Yes       No   X
                           -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____



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                                 DOCUMENTS INDEX
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Documents Description
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1.   Press release dated August 16, 2007: AEterna Zentaris Completes
     Management Team with the Appointment of Chief Medical Officer

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                                                       [AETERNA ZENTARIS LOGO]



AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881
www.aeternazentaris.com


                                                         PRESS RELEASE
                                                         For immediate release



AETERNA ZENTARIS COMPLETES MANAGEMENT TEAM WITH THE APPOINTMENT OF CHIEF MEDICAL OFFICER


QUEBEC CITY, CANADA, AUGUST 16, 2007 - AEterna Zentaris Inc. (TSX: AEZ; NASDAQ:
AEZS), a global biopharmaceutical company focused on endocrine therapy and oncology, today announced the filling of a key position completing the management team with the appointment of Paul Blake, M.D., as Senior Vice President and Chief Medical Officer.

"The appointment of Dr. Blake is timely and critical as our foremost priority is to bring our flagship product candidate, cetrorelix, to market as a novel treatment in the BPH indication in an expeditious manner", said David
J. Mazzo, Ph.D., President and Chief Executive Officer at AEterna Zentaris. "Paul brings a wealth of knowledge and is an excellent addition to our team, with over 25 years of solid experience in clinical development and product launching for major pharmaceutical companies worldwide. He will be instrumental in effectively managing our development programs through to commercialization, specifically our Phase 3 program in BPH for cetrorelix, as well as focusing on our other high priority drug development programs."

Prior to joining AEterna Zentaris, Dr. Blake was Chief Medical Officer of Avigenics, Inc. In 2005, he was Senior Vice President, Clinical Research and Regulatory Affairs at Cephalon, Inc. before being promoted to Executive Vice President, Worldwide Medical & Regulatory Operations. From 1992 to 1998, he held the position of Senior Vice President and Medical Director, Clinical Research and Development at SmithKline Beecham Pharmaceuticals (now GSK).

Dr. Blake earned a medical degree from the London University, Royal Free Hospital. He was elected Fellow of the American College of Clinical Pharmacology, Fellow of the Faculty of Pharmaceutical Medicine, Royal College of Physicians in the UK, and is a Fellow of the Royal College of Physicians in the UK.

"Over the recent months, we have made significant progress in strengthening our core competencies and have undeniably established a world class team," said Dr. Mazzo. "I believe that with this experienced, highly competent team along with our rich, self-sustaining pipeline, we have all the key elements to successfully place AEterna Zentaris in a new growth category and significantly unlock shareholder value."



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                                                       [AETERNA ZENTARIS LOGO]



Following Dr. Blake's appointment, the Company's Executive Management Team is comprised of the following members:



     --  Paul Blake, M.D., Senior Vice President and Chief Medical Officer;

     -- Jurgen Engel, Ph.D., Executive Vice President and Chief Scientific Officer;

     -- Ellen McDonald, M.B.A., Senior Vice President, Business Operations and Chief Business Officer;

     -- Mario Paradis, C.A., Senior Vice President, Administrative and Legal Affairs, and Corporate Secretary;

     -- Nicholas J. Pelliccione, Ph.D., Senior Vice President, Regulatory Affairs and Quality Assurance; and

     --  Dennis Turpin, C.A., Senior Vice President and Chief Financial
         Officer.


ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is a global biopharmaceutical company focused on endocrine therapy and oncology with proven expertise in drug discovery, development and commercialization.

News releases and additional information are available at
www.aeternazentaris.com.
-----------------------


FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements preceded by, followed by, or that include the words "believes", "anticipates", "intends", "plans", "expects", "estimates", "will," "may", "should", "approximately", and the negative or other variations of those terms or comparable terminology, are forward-looking statements. Such statements reflect management's current views, intentions, strategies and plans and are based on certain assumptions.

Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the ability of AEterna Zentaris to implement its business strategies, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of AEterna Zentaris to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.



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                                      -30-

CONTACTS:

SENIOR DIRECTOR, INVESTOR RELATIONS AND CORPORATE COMMUNICATIONS
Jenene Thomas
(908) 938-1475
jenene.thomas@aeternazentaris.com
---------------------------------


MEDIA RELATIONS
Paul Burroughs
(418) 652-8525 ext. 406
paul.burroughs@aeternazentaris.com
----------------------------------




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                                    SIGNATURE
                                    ---------

             Pursuant to the requirements of the Securities Exchange Act of

1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AETERNA ZENTARIS INC.



Date:  August 20, 2007            By:  /s/ Mario Paradis
----------------------                 ---------------------------------------
                                       Mario Paradis
                                       Senior Vice President, Administration
                                       and Affairs and Corporate Secretary